UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                              AMENDMENT NO. 2

                 Under the Securities Exchange Act of 1934


                          Trycera Financial, Inc.
                              (Name of Issuer)


                       Common Stock, par value $.001
                      Options to Purchase Common Stock
                     Warrants to Purchase Common Stock
                       (Title of Class of Securities)


                                89845Q 10 4
                               (CUSIP Number)


                               Alan Knitowski
                          170 Newport Center Drive
                                 Suite 220
                         Newport Beach, CA   92660
               (Name, Address and Telephone Number of Person
             Authorized to Receive Notices and Communications)


                             September 30, 2005
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d 1(e), 240.13d 1(f) or 240.13d 1(g), check the following box. [ ]

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CUSIP No. 89845Q 10 4

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Alan Knitowski

2.   Check the Appropriate Box if a Member of a Group  (a) _____
                                                       (b)   X
3.   SEC Use Only

4.   Source of Funds          PF and OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

     Not Applicable

6.   Citizenship or Place of Organization         United States

Number of Shares Beneficially Owned by Each Reporting Person With
     7.   Sole Voting Power           123,750(1)
     8.   Shared Voting Power       1,100,000(2)
     9.   Sole Dispositive Power      123,750(1)
     10.  Shared Dispositive Power  1,100,000(2)
          (1) Includes 67,500 shares held in the name of an IRA, and 56,250 shares underlying options. The Reporting Person was granted 25,000 options on May 27, 2005 that vest as follows: 1/4th of the total options granted at the end of each three-month period, which initial period shall commence on the day of the grant, and immediately in the event of a Corporate Transaction, as defined in the Issuer's Stock Option/Stock Issuance Plan. All of the shares obtainable upon exercise of the options are being reported.
          (2) Includes 800,000 shares which are held in a family trust of which Mr. Knitowski and his wife, Kelly, are trustees, 175,000 shares underlying warrants held in the family trust, and 125,000 shares underlying options granted to a company owned by Mr. Knitowski, which does not own more than 5% individually. The options vest as follows: (i) 1/12th per quarter for each quarter the Issuer revenue exceeds the previous quarter of revenue;
          (ii) 1/12th for each $250,000 in aggregate gross revenue the Issuer has achieved since inception; and/or (iii) immediately in the event of a Corporate Transaction, as defined in the Issuer's 2004 Stock Option/Stock Issuance Plan. All of the shares obtainable upon exercise of the options are being reported.

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,223,750 shares    Calculated as if all options were eligible to be
                         exercised.

12.  Check if the Aggregate Amount in Row 11. Excludes Certain Shares

     Not Applicable

13.  Percent of Class Represented by Amount in Row 11.

     16.5%     Calculated as if all options were eligible to be exercised

14.  Type of Reporting Person

     IN

                                 Page 2 of 6
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CUSIP No. 89845Q 10 4

1.   Names of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     The Knitowski Family Trust UDT dated 8/3/00

2.   Check the Appropriate Box if a Member of a Group  (a) _____
                                                       (b)   X

3.   SEC Use Only

4.   Source of Funds          OO

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

     Not Applicable

6.   Citizenship or Place of Organization         California

Number of Shares Beneficially Owned by Each Reporting Person With
     7.   Sole Voting Power             -0-
     8.   Shared Voting Power       975,000(1)
     9.   Sole Dispositive Power        -0-
     10.  Shared Dispositive Power  975,000(1)
          (1) These shares are held in a family trust of which Alan Knitowski and his wife, Kelly, are trustees, and includes 175,000 shares underlying warrants.

11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     975,000 shares

12.  Check if the Aggregate Amount in Row 11. Excludes Certain Shares

     Not Applicable

13.  Percent of Class Represented by Amount in Row 11.

     13.4%

14.  Type of Reporting Person

     OO

                                 Page 3 of 6
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Item 1.   Security and Issuer

     Common Stock, par value $.001
     Trycera Financial, Inc., a Nevada corporation
     170 Newport Center Drive
     Suite 210
     Newport Beach, CA   92660

Item 2.   Identity and Background

     (a)  Alan Knitowski
     (b)  170 Newport Center Drive
          Suite 220
          Newport Beach, CA   92660
     (c)  Business Consultant for Caneum, Inc.
          170 Newport Center Drive
          Suite 220
          Newport Beach, CA   92660
     (d)  No - Not Applicable
     (e)  No - Not Applicable
     (f)  United States

     (a)  The Knitowski Family Trust UDT dated 8/3/00
     (b)  170 Newport Center Drive
          Suite 220
          Newport Beach, CA   92660
     (c)  Not Applicable
     (d)  No - Not Applicable
     (e)  No - Not Applicable
     (f)  California

Item 3.   Source and Amount of Funds or Other Consideration

     Mr. Knitowski was issued 500,000 shares of common stock as a bonus for becoming a director. Except for 50,000 shares gifted by Mr. Knitowski to his children's trust over which he has no voting control, the remaining shares were subsequently issued into the name of the family trust. Mr. Knitowski purchased 67,500 shares for a purchase price of $50,625 in a private offering by the Issuer using his personal funds, which were issued in his IRA.
Mr. Knitowski also purchased 350,000 shares for a purchase price of $350,000, and received the 175,000 warrants, in two private offerings by the Issuer using his personal funds. Of the options granted to Mr. Knitowski: 50,000 were for appointment as an outside director; 2,500 were for appointment to the audit committee; 2,500 were for appointment to the compensation committee;
and 1,250 were for appointment as chair of the audit committee. The options granted to Mr. Knitowski's company were for services rendered.

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Item 4.   Purpose of Transaction

     The shares of common stock, options and warrants were acquired as an investment in the Issuer by Mr. Knitowski. The Reporting Persons have no present plan or proposal which would relate to or would result in any of the events listed below:
     (a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;
     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;
     (c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;
     (d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
     (e) Any material change in the present capitalization or dividend policy of the issuer;
     (f) Any other material change in the issuer's business or corporate structure including but not limited to, if the issuer is a registered closed end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;
     (g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;
     (h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter dealer quotation system of a registered national securities association;
     (i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or
     (j)  Any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer

     (a) Together the Reporting Persons benefically own a total of 1,223,750 shares representing 16.5%.
     (b) Mr. Knitowski has sole voting and dispositive power over 67,500 shares held in his IRA.

          Mr. Knitowski has sole voting and dispositive power over 56,250 shares underlying options granted to him. Mr. Knitowski was granted 25,000 options on May 27, 2005 that vest as follows: 1/4th of the total options granted at the end of each three-month period, which initial period shall commence on the day of the grant, and immediately in the event of a Corporate Transaction, as defined in the Issuer's Stock Option/Stock Issuance Plan. All of the shares obtainable upon exercise of the options are being reported.

          Mr. Knitowski and the trust share voting and dispositive power over 975,000 shares, which includes 175,000 warrants.

          Mr. Knitowski shares voting and dispositive power over 125,000 shares underlying the options granted to his company. The options vest as follows: (i) 1/12th per quarter for each quarter the Issuer revenue exceeds the previous quarter of revenue; (ii) 1/12th for each $250,000 in aggregate gross revenue the Issuer has achieved since inception; and/or (iii) immediately in the event of a Corporate Transaction, as defined in the Issuer's 2004 Stock Option/Stock Issuance Plan. All of the shares obtainable upon exercise of the options are being reported and used in the calculations.

     (c) On April 18, 2006, the Knitowski Family Trust purchased 100,000 and 50,000 warrants for $100,000 from the Issuer in a private offering.
     (d) Mr. Knitowski's wife, Kelly D. Knitowski, is also a trustee of the family trust.
     (e)  Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Not Applicable

Item 7.   Material to Be Filed as Exhibits

     None

                                  Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April 21, 2006                   Date:  April 21, 2006

/s/ Alan Knitowski                      /s/ Alan Knitowski
Alan Knitowski                          Alan Knitowski/Trustee
                                        The Knitowski Family Trust
                                        UDT dated 8/3/00

          Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)


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